Part III: Manner of Operations

Item 23: Market Data

> a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS. (How much additional info should be added? This information has already been stated in Item 7)

MatchIt employs a proprietary market data system that ~~combines~~uses direct market data feeds from exchanges ~~and SIP data~~ to determine the NBBO. MatchIt utilizes this proprietary system to price, prioritize, and match orders in both the Main and Conditional Sessions, in compliance with regulations, including Reg NMS and Reg SHO.

SIP data is used as a backup feed, and is used in place of a direct feed from a particular ~~market center~~exchange if that ~~market center~~exchange is experiencing a technical issue. Switching to the SIP data feed is done via an automated process that compares direct feed data to SIP data. Additionally, Core Operations have the ability to switch to the SIP data feed on a discretionary basis. Switching back to direct feed data from the SIP data feed is done purely on a discretionary basis, and is performed by the Core Operations team once this team has confirmed that direct feed data in question is correct. The SIP data feed is also used for regulatory items, including limit up/limit down bands, trading halts, and Reg SHO designations.